United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXCERPT OF THE MINUTES OF THE
EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On October 14, 2011, at 10:30 am, Messrs. Ricardo José da Costa Flores — Chairman, Mário da Silveira Teixeira Junior — Vice-Chairman, Renato da Cruz Gomes, Nelson Henrique Barbosa Filho, Robson Rocha, José Ricardo Sasseron, Paulo Soares de Souza and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Hajime Tonoki and Paulo Sergio Moreira da Fonseca met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ. The member of the Fiscal Council Mr. Aníbal Moreira dos Santos, also attended the meeting pursuant to article 163 § 3º of the Brazilian Corporate Law. Therefore, the Board of Directors has having unanimously resolved upon the following: “3.1.1 PAYMENT OF VALE’S SHAREHOLDERS REMUNERATION (SECOND INSTALLMENT AND EXTRAORDINARY PAYMENT) — In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 31, 2011, the Board of Directors approved, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Mr. Aníbal Moreira dos Santos, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, the payment of the second installment and of an extraordinary payment of shareholder’s remuneration, from October 31, 2011, of the total amount of R$5,260,800,000.00, being R$3,259,936,860.93 to be paid as interest on shareholders equity, which represents of the second installment of shareholders remuneration based on 2010 results, which is subject to withholding income tax at the current applicable rate, and R$2,000,863,139.07 to be paid as dividends, which represents an advance of the remuneration from the profit of the 2011 fiscal year, as of the balance sheet dated June, 2011, equivalent to R$1.023664003 per outstanding common or preferred shares issued by Vale, being R$0.634329383 as interest on shareholders equity, and R$0.389334620 as dividends respectively. All the holders, which on October 14, 2011 have shares issued by Vale, which on October 19, 2011 have Vale’s American Depositary Receipts or Vale’s Hong Kong Depositary Receipts, the latter at the close of business on October 19, 2011, shall be entitled to receive such payment.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”
Rio de Janeiro, October 14, 2011.
Clovis Torres
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 14, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations